UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

FINANCIAL REPORT

1H-2018 RESULTS

Consolidated financial information revised by independent auditors, prepared in accordance with International Financial Reporting Standards - IFRS.

Rio de Janeiro – August 3rd, 2018

Results

Petrobras reported net income of R$ 17,033 million in 1H-2018, a growth of 257%, being the best semester result since 2011, determined by:

•	Increase in the Brent prices, which resulted in higher margins in oil exports and in oil product sales in Brazil, together with the depreciation of Brazilian real;
•	Reduction of interest expenses due to the decrease in indebtedness;
•	Lower general and administrative expenses and equipment idleness; and
•	On the other hand, the higher Brent prices led to an increase in production taxes.

The operational generation and the cash-in from divestments of US$ 4,914 million led to amortization and prepayment of debt, resulting in a significant 16% decrease in gross debt, which reached US$ 91,712 million and 13% in net debt of US$ 73,662 million.

Free Cash Flow * remained positive for the thirteenth quarter in a row, reaching R$ 29,366 million in 1H-2018, a 29% increase compared to the first half of the previous year, mainly due to the higher operating generation, combined with the lower investments.

Pursuant to the Shareholders' Remuneration Policy and taking into account the net income obtained in the quarter and the financial deleveraging target, the anticipation of interest on own capital, in the amount of R$ 0.05 per share, both for preferred and common shares, adopting the same amounts already distributed in 1Q-2018 of R$ 652.2 million. In view of that, the anticipation of interest on own capital totaled R$ 1,304.4 million in the semester.

Metric - Net Debt / Adjusted EBITDA

Adjusted EBITDA* increased 26% compared to 1H-2017, to R$ 55,835 million, due to higher oil products  domestic sales and oil export sales, both as a result of the increase in Brent prices and of the depreciation of Brazilian real. Adjusted EBITDA margin was 35%.

The net debt to LTM Adjusted EBITDA* ratio decreased to 3.23 in June 2018, compared to 3.67 in December 2017. Leverage* reduced from 51% to 50% in this period.

Excluding the provision for the Class Action agreement, the company would have presented the net debt / LTM Adjusted EBITDA ratio of 2.86, on a convergent path to the target of 2.5 until the end of 2018.

Operating highlights

Petrobras' total production of oil and natural gas in 1H-2018 was 2,669 thousand barrels of oil equivalent per day (boed), of which 2,572 thousand boed in Brazil, 4% less than 1H-2017, mainly reflecting divestments in Lapa and Roncador fields.

In this quarter, there was start-up of the first production system in the Transfer of Rights area, in Buzios field, with FPSOs P-74, and a new production system in the Campos Basin, in Tartaruga Verde field. It is also worth to highlight the increase of the exploratory portfolio, through the acquisition of areas with high potential, in the ANP Bid Rounds.

Compared to 1H-2017, domestic oil products production fell by 3%, while domestic oil products sales fell by 6% to 1,759 thousand barrels per day (bpd) and 1,823 thousand bpd, respectively, due to the reduction in sales of naphtha to Braskem and the loss of market share from gasoline to ethanol. Compared to 1Q-2018, there was an increase in the market share of diesel and gasoline, resulting in an increase in sales volume, especially diesel, which grew 15%.

The company maintained its position as a net exporter, with a balance of 372 thousand bpd in 1H-2018 (vs. 401 thousand bpd in 1H-2017).

* See definitions of Free Cash Flow, Adjusted EBITDA, LTM Adjusted EBITDA, Adjusted EBITDA Margin, Net Debt and Leverage in glossary and the respective reconciliations of such items in Liquidity and Capital Resources, Reconciliation of Adjusted EBITDA, LTM Adjusted EBITDA and Net Debt.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Investor Relations Department

e-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ

Phone: 55 (21) 3324- 1510 / 9947 I 0800-282-1540

B3: PETR3, PETR4 NYSE: PBR, PBRA BCBA: APBR, APBRA LATIBEX: XPBR, XPBRA

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

* See definitions of Free Cash Flow, Adjusted EBITDA, Adjusted LTM EBITDA and Net debt in glossary and the respective reconciliations of such items in Liquidity and Capital Resources, Reconciliation of Adjusted EBITDA, Adjusted LTM EBITDA and Net debt.

* Table 01 - Main Items and Consolidated Economic Indicators

	R$ million
	Jan-Jun
	2018	2017	2018 x 2017 (%)	2Q-2018	1Q-2018	2Q18 X 1Q18 (%)	2Q-2017
Sales revenues	158,856	135,361	17	84,395	74,461	13	66,996
Gross profit	58,396	45,155	29	31,623	26,773	18	21,369
Operating expenses	(23,915)	(15,895)	(50)	(14,957)	(8,958)	(67)	(6,379)
Operating income (loss)	34,481	29,260	18	16,666	17,815	(6)	14,990
Net finance income (expense)	(9,893)	(16,590)	40	(2,647)	(7,246)	63	(8,835)
Consolidated net income (loss) attributable to the shareholders of Petrobras	17,033	4,765	257	10,072	6,961	45	316
Basic and diluted earnings (losses) per share attributable to the shareholders of Petrobras	1.31	0.37	254	0.78	0.54	44	0.02
Market capitalization (Parent Company)	240,831	167,538	44	240,831	293,795	(18)	167,538
Adjusted EBITDA*	55,835	44,348	26	30,067	25,768	17	19,094
Adjusted EBITDA margin* (%)	35	33	2	36	35	1	29
Gross margin* (%)	37	33	4	37	36	1	32
Operating margin* (%)	22	22	−	20	24	(4)	22
Net margin* (%)	11	4	7	12	9	3	−
Total capital expenditures and investments*	21,259	22,994	(8)	11,311	9,948	14	11,452
Exploration & Production	18,660	18,303	2	9,717	8,943	9	9,089
Refining, Transportation and Marketing	1,519	1,864	(19)	930	588	58	1,057
Gas & Power	593	2,450	(76)	381	212	80	1,116
Distribution	195	148	32	111	84	32	77
Biofuel	31	33	(6)	11	20	(45)	15
Corporate	261	196	33	161	101	59	98
Average commercial selling rate for U.S. dollar	3.42	3.18	8	3.61	3.24	11	3.22
Period-end commercial selling rate for U.S. dollar	3.86	3.31	17	3.86	3.32	16	3.31
Variation of the period-end commercial selling rate for U.S. dollar (%)	16.6	1.5	15	16.0	0.5	16	4.4
Domestic basic oil products price (R$/bbl)	274.91	223.55	23	292.33	255.61	14	219.48
Brent crude (R$/bbl)	242.34	164.52	47	268.17	216.51	24	159.97
Brent crude (US$/bbl)	70.55	51.81	36	74.35	66.76	11	49.83
Domestic Sales Price
Crude oil (U.S. dollars/bbl)	65.00	48.98	33	67.78	62.27	9	47.25
Natural gas (U.S. dollars/bbl)	40.09	37.61	7	40.08	40.10	−	38.90
International Sales price
Crude oil (U.S. dollars/bbl)	63.07	45.03	40	65.87	60.18	9	43.77
Natural gas (U.S. dollars/bbl)	25.70	19.94	29	26.40	25.01	6	20.17
Total sales volume (Mbbl/d)**
Diesel	717	712	1	766	668	15	721
Gasoline	472	536	(12)	475	468	1	533
Fuel oil	42	53	(21)	35	49	(29)	50
Naphtha	94	145	(35)	91	97	(6)	125
LPG	228	231	(1)	238	218	9	238
Jet fuel	106	99	7	104	107	(3)	96
Others	164	167	(2)	167	161	4	170
Total oil products	1,823	1,943	(6)	1,876	1,768	6	1,933
Ethanol, nitrogen fertilizers, renewables and other products	64	105	(39)	65	63	3	112
Natural gas	345	335	3	349	340	3	350
Total domestic market	2,232	2,383	(6)	2,290	2,171	5	2,395
Crude oil, oil products and others exports	639	720	(11)	591	688	(14)	659
International sales	243	239	2	215	269	(20)	237
Total international market	882	959	(8)	806	957	(16)	896
Total	3,114	3,342	(7)	3,096	3,128	(1)	3,291

* See definition of Adjusted EBITDA, Adjusted EBITDA Margin, Gross Margin, Total capital expenditures and investments, Operating Margin and Net Margin in glossary and the respective reconciliation in Reconciliation of Adjusted EBITDA.21

** Operational data is not audited by the independent auditors.

1H-2018 x 1H-2017 Results*:

Net income for 1H-2018 was 3.6 times of the same period of previous year, reaching R$ 17,033 million. This result was possible due to the higher oil export margins, mainly due to the increase in Brent and the sale of oil products in Brazil, which more than compensated for the decrease in sales volume of oil products (mainly gasoline and naphtha) and export of oil.

The increase in operating expenses, due to higher sales expenses, negative results from oil hedges, lower gains from divestments and exchange rate variation on the Class Action balance, was offset by the reduction in equipment idleness, tax expenses and the improvement in financial results, reflecting the gain from the renegotiation of Eletrobras System debts and lower financing expenses.

Adjusted EBITDA and Free Cash Flow rose 26% and 29%, respectively, as a result of the increase in the domestic oil product sales margin and the oil export margin. In addition, the lower investments contributed to the increase in Free Cash Flow.

2Q-2018 x 1Q-2018 Results**:

Net income of R$ 10,072 million, compared to R$ 6,961 million in 1Q-2018, reflected the increase in the market share of diesel and gasoline, due to the reduction of imports by third parties, resulting in a 6% increase in sales in the domestic market, especially diesel, which grew 15%. There were also higher margins in oil exports, due to the increase in Brent and the sale of oil products, due to inventories formed at lower prices.

The increase in operating expenses, due to the negative result with the oil hedge and the price adjustments related to the closing of the sale of Roncador field and the exchange variation on the Class Action balance, was offset by the improvement in the financial result, reflecting the gain with the renegotiation of Eletrobras System debts and the reduction of financing expenses. It should also be noted that maintenance of administrative and sales expenses.

Adjusted EBITDA totaled R$ 30,067 million, an increase of 17% compared to R$ 25,768 million in 1Q-2018, due to higher sales margins.

Free Cash Flow reached R$ 16,373 million, an increase of 26%, reflecting the increase in operating cash generation due to higher oil export margins and sales of oil products in Brazil, combined with the lower investments.

* Additional information about operating results of 1H-2018 x 1H-2017, see item 6.
** Additional information related to operating results 2Q-2018 x 1Q-2018, see item 7.

Table 02 - Exploration & Production Main Indicators

	R$ million
	Jan-Jun
	2018	2017	2018 x 2017 (%)	2Q-2018	1Q-2018	2Q18 X 1Q18 (%)	2Q-2017
Sales revenues	88,958	65,055	37	48,250	40,708	19	31,804
Brazil	87,173	63,598	37	47,294	39,879	19	31,109
Abroad	1,785	1,457	23	956	829	15	695
Gross profit	37,455	22,269	68	20,835	16,620	25	10,448
Brazil	36,618	21,794	68	20,415	16,203	26	10,265
Abroad	837	475	76	420	417	1	183
Operating expenses	(2,447)	(5,248)	53	(3,297)	850	(488)	(3,315)
Brazil	(2,171)	(4,205)	48	(3,188)	1,017	(413)	(2,395)
Abroad	(276)	(1,043)	74	(109)	(167)	35	(920)
Operating income (loss)	35,008	17,021	106	17,538	17,470	−	7,133
Brazil	34,447	17,589	96	17,227	17,220	−	7,871
Abroad	561	(568)	199	311	250	24	(738)
Net income (loss) attributable to the shareholders of Petrobras	23,128	11,371	103	11,592	11,536	−	4,871
Brazil	22,735	11,598	96	11,366	11,369	−	5,243
Abroad	393	(227)	273	226	167	35	(372)
Adjusted EBITDA of the segment*	49,515	32,844	51	26,856	22,659	19	15,014
Brazil	48,348	32,810	47	26,211	22,137	18	15,447
Abroad	1,167	34	3332	645	522	24	(433)
EBITDA margin of the segment (%)*	56	50	5	56	56	−	47
Capital expenditures of the segment	18,660	18,303	2	9,717	8,943	9	9,089
Average Brent crude (R$/bbl)	242.34	164.52	47	268.17	216.51	24	159.97
Average Brent crude (US$/bbl)	70.55	51.81	36	74.35	66.76	11	49.83
Sales price - Brazil
Crude oil (US$/bbl)	65.00	48.98	33	67.78	62.27	9	47.25
Sales price - Abroad
Crude oil (US$/bbl)	63.07	45.03	40	65.87	60.18	9	43.77
Natural gas (US$/bbl)	25.70	19.94	29	26.40	25.01	6	20.17
Crude oil and NGL production (Mbbl/d)**	2,134	2,237	(5)	2,122	2,146	(1)	2,225
Brazil	2,074	2,171	(4)	2,063	2,085	(1)	2,160
Abroad	39	42	(7)	38	40	(5)	42
Non-consolidated production abroad	21	24	(13)	21	21	−	23
Natural gas production (Mbbl/d)**	535	554	(3)	537	534	1	551
Brazil	498	500	−	500	497	1	498
Abroad	37	54	(31)	37	37	−	53
Total production	2,669	2,791	(4)	2,659	2,680	(1)	2,776
Lifting cost - Brazil (US$/barrel)
excluding production taxes	11.10	11.02	1	10.68	11.51	(7)	11.21
including production taxes	24.01	19.54	23	24.43	23.58	4	18.71
Lifting cost - Brazil (R$/barrel)
excluding production taxes	38.04	34.87	9	38.94	37.15	5	36.09
including production taxes	84.45	62.03	36	92.68	76.26	22	61.34
Lifting cost – Abroad without production taxes (US$/barrel)	5.40	5.12	5	5.87	4.91	20	5.67
Production taxes - Brazil	18,881	11,603	63	10,914	7,967	37	5,401
Royalties	8,365	5,969	40	4,658	3,707	26	2,847
Special participation charges	10,426	5,540	88	6,211	4,215	47	2,507
Retention of areas	90	94	(4)	45	45	−	47
Production taxes - Abroad	36	46	(22)	19	17	12	15

*

* See definition of Adjusted EBITDA and Adjusted EBITDA Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.
** Operational data is not audited by the independent auditors.

RESULT BY BUSINESS SEGMENT

EXPLORATION & PRODUCTION

1H-2018 x 1H-2017	2Q-2018 x 1Q-2018
Results

The growth in gross profit reflects the increase in Brent and the depreciation of Real, partially offset by lower production and higher production expenses.

The higher operating income was due to the increase in gross profit and the result of the assignment of the rights of Lapa, Iara and Carcará areas and the lower idleness of equipment.

The increase in gross profit was due to the growth in Brent and the depreciation of Real, partially offset by higher production expenses.

Operating Profit remained stable, despite the growth in gross profit, due to the price adjustments related to the closing of Roncador's disposal and the 1Q-2018 result with the assignment of rights to Lapa, Iara and Carcará area.

Operating Results
Production

The production of oil, NGL and natural gas decreased compared to the same period of last year, mainly due to the divestments in Lapa and Roncador fields, the natural decline of production, the end of the Extended Well Test in Itapu field, in Santos Basin, and the production stoppage at Hadrian South field in the USA.

Oil, NGL and natural gas production in 2Q18 decreased compared to 1Q18, mainly due to the maintenance stops in the second quarter of 2018 and the 25% stake sale of Roncador field, events that were partially offset by the start of production in Búzios field, with P-74.

Lifting Cost

The dollar indicator increased mainly due to the reduction in production and the higher expenses with well intervention.

In addition, we had higher production taxes as a result of the increase in international oil prices.

The dollar indicator decreased due to the appreciation of the dollar on the expenses in Reais, in addition to the lower expenses with well intervention.

In addition, we had higher production taxes as a result of the increase in international oil prices.

*Table 03 - Refining, Transportation and Marketing Main Indicators

	R$ million
	Jan-Jun
	2018	2017	2018 x 2017 (%)	2Q-2018	1Q-2018	2Q18 X 1Q18 (%)	2Q-2017
Sales revenues	120,760	105,230	15	65,431	55,329	18	51,301
Brazil (includes trading operations abroad)	125,193	107,645	16	67,793	57,400	18	52,747
Abroad	5,356	2,840	89	2,998	2,358	27	1,877
Eliminations	(9,789)	(5,255)	(86)	(5,360)	(4,429)	(21)	(3,323)
Gross profit	15,357	14,017	10	9,185	6,172	49	6,639
Brazil	15,218	14,117	8	9,016	6,202	45	6,690
Abroad	139	(100)	239	169	(30)	663	(51)
Operating expenses	(4,321)	(4,119)	(5)	(1,953)	(2,368)	18	(1,997)
Brazil	(4,279)	(4,031)	(6)	(1,936)	(2,343)	17	(1,967)
Abroad	(42)	(88)	52	(17)	(25)	32	(30)
Operating income (loss)	11,036	9,898	11	7,232	3,804	90	4,642
Brazil	10,939	10,086	8	7,080	3,859	83	4,723
Abroad	97	(188)	152	152	(55)	376	(81)
Net income (loss) attributable to the shareholders of Petrobras	8,315	7,530	10	5,259	3,056	72	3,470
Brazil	8,251	7,654	8	5,159	3,092	67	3,523
Abroad	64	(124)	152	100	(36)	378	(53)
Adjusted EBITDA of the segment*	14,703	13,953	5	8,843	5,860	51	6,730
Brazil	14,506	14,048	3	8,640	5,866	47	6,760
Abroad	197	(95)	307	203	(6)	3483	(30)
EBITDA margin of the segment (%)*	12	13	(1)	14	11	3	13
Capital expenditures of the segment	1,519	1,864	(19)	930	588	58	1,057
Domestic basic oil products price (R$/bbl)	274.91	223.55	23	292.33	255.61	14	219.48
Imports (Mbbl/d)**	266	316	(16)	353	179	97	341
Crude oil import	131	116	13	180	82	120	139
Diesel import	25	5	-	50	−	-	10
Gasoline import	5	10	(50)	7	3	133	7
Other oil product import	105	185	(43)	116	94	23	185
Exports (Mbbl/d)**	638	717	(11)	591	686	(14)	654
Crude oil export	462	548	(16)	429	496	(14)	487
Oil product export	176	169	4	162	190	(15)	167
Exports (imports), net	372	401	(7)	238	507	(53)	313
Refining Operations - Brazil (Mbbl/d)**
Oil products output	1,759	1,805	(3)	1,841	1,679	10	1,798
Reference feedstock	2,176	2,176	−	2,176	2,176	−	2,176
Refining plants utilization factor (%)	76	77	(1)	81	72	9	78
Processed feedstock (excluding NGL)	1,661	1,686	(1)	1,752	1,569	12	1,691
Processed feedstock	1,717	1,735	(1)	1,810	1,623	12	1,745
Domestic crude oil as % of total processed feedstock	94	94	−	93	94	(1)	93
Refining Operations - Abroad (Mbbl/d)**
Total processed feedstock	110	84	31	110	109	1	112
Oil products output	106	86	23	110	102	8	113
Reference feedstock	100	100	−	100	100	−	100
Refining plants utilization factor (%)	102	79	23	103	101	2	102
Refining cost - Brazil
Refining cost (US$/barrel)	2.64	2.95	(11)	2.36	2.96	(20)	2.86
Refining cost (R$/barrel)	9.05	9.38	(4)	8.57	9.58	(11)	9.28
Refining cost - Abroad (US$/barrel)	4.51	4.53	−	4.46	4.55	(2)	4.18
Sales volume (includes sales to BR Distribuidora and third-parties)**
Diesel	648	656	(1)	709	586	21	663
Gasoline	408	465	(12)	419	396	6	462
Fuel oil	42	57	(26)	35	50	(30)	57
Naphtha	94	145	(35)	91	97	(6)	125
LPG	228	231	(1)	238	217	9	239
Jet fuel	120	112	7	118	122	(4)	109
Others	181	183	(1)	181	179	1	181
Total domestic oil products (mbbl/d)	1,720	1,849	(7)	1,791	1,648	9	1,836

* See definition of Adjusted EBITDA and Adjusted EBITDA Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.
** Operational data is not audited by the independent auditors.

REFINING, TRANSPORTATION AND MARKETING

1H-2018 x 1H-2017	2Q-2018 x 1Q-2018
Results

The increase in operating income was due to the higher sales margin of oil products as a result of the realization of inventories formed at lower prices. On the other hand, there were lower sales volumes.

The increase in operating income was due to the higher sales margin of oil products due to the realization of inventories formed at lower prices. In addition, there was an increase in sales volume and the market share of diesel and gasoline. Operating expenses were lower due to the reversal of impairment at the closing of the sale of Petroquímica Suape.

Operating Performance
Imports and Exports of Crude Oil and Oil Products

There was a reduction in net oil exports due to lower production.

Net export of oil products was due to the loss of market share from gasoline to ethanol and a reduction in sales of naphtha to Braskem.

The export of oil decreased mainly due to increased processed feedstock. There was also an increase in the oil imports due to higher processed feedstock and to the imported volume for the next quarter.

There was net import of oil products due to the increase in sales in the domestic market, mainly of diesel and gasoline.

Refining Operations
Processed feedstock was lower, mainly due to gasoline loss of market to ethanol.	Processed feedstock was higher, mainly due to the reduction of imports by third parties.

Refining Cost
The reduction in the indicator is due to cost efficiencies.	Refining cost was lower mainly reflecting an increase in processed feedstock.

Table 04 - Gas & Power Main Indicators

	R$ million
	Jan-Jun
	2018	2017	2018 x 2017 (%)	2Q-2018	1Q-2018	2Q18 X 1Q18 (%)	2Q-2017
Sales revenues	19,596	16,971	15	10,398	9,198	13	9,268
Brazil	19,519	16,921	15	10,347	9,172	13	9,240
Abroad	77	50	54	51	26	96	28
Gross profit	6,121	4,984	23	2,756	3,365	(18)	2,541
Brazil	6,118	4,981	23	2,757	3,361	(18)	2,545
Abroad	3	3	−	(1)	4	(125)	(4)
Operating expenses	(4,718)	3,561	(232)	(2,144)	(2,574)	17	4,449
Brazil	(4,697)	3,596	(231)	(2,133)	(2,564)	17	4,475
Abroad	(21)	(35)	40	(11)	(10)	(10)	(26)
Operating income (loss)	1,403	8,545	(84)	612	791	(23)	6,990
Brazil	1,420	8,577	(83)	623	797	(22)	7,020
Abroad	(17)	(32)	47	(11)	(6)	(83)	(30)
Net income (loss) attributable to the shareholders of Petrobras	752	5,624	(87)	271	481	(44)	4,603
Brazil	796	5,602	(86)	298	498	(40)	4,599
Abroad	(44)	22	(300)	(27)	(17)	(59)	4
Adjusted EBITDA of the segment*	2,613	3,139	(17)	1,297	1,316	(1)	883
Brazil	2,627	3,149	(17)	1,307	1,320	(1)	893
Abroad	(14)	(10)	-	(10)	(4)	(150)	(10)
EBITDA margin of the segment (%)*	13	18	(5)	12	14	(2)	10
Capital expenditures of the segment	593	2,450	(76)	381	212	80	1,116
Physical and financial indicators - Brazil**
Electricity sales (Free contracting market - ACL) - average MW	888	778	14	873	903	(3)	797
Electricity sales (Regulated contracting market - ACR) - average MW	2,788	3,058	(9)	2,788	2,788	−	3,058
Generation of electricity - average MW	2,108	2,351	(10)	2,248	1,966	14	2,682
Electricity price in the spot market - Differences settlement price (PLD) - R$/MWh	237	221	7	288	186	55	286
Avaliability of Brazilian natural gas (Mbbl/d)	321	334	(4)	318	324	(2)	338
LNG imports (Mbbl/d)***	22	17	29	29	14	107	21
Natural gas imports (Mbbl/d)	141	132	7	143	140	2	146

*

* See definition of Adjusted EBITDA and Adjusted EBITDA Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.
** Operational data is not audited by the independent auditors.
*** Imports of regasified LNG have been considered as from the RMF 2Q-2018. Until the RMF 1Q-2018, it considered imports of LNG, regardless of its regasification within the analyzed period.

GAS & POWER

1H-2018 x 1H-2017	2Q-2018 x 1Q-2018
Results

Slightly higher gas sales prices led to an increase in gross profit. Nevertheless, operating income was lower mainly due to higher selling expenses resulting from the payment of tariffs for the use of gas pipelines, to the provision for expected credit losses in the gas supply to the thermoelectric segment in the North region, as well as to the gain on the sale of NTS in 2Q17.

Despite higher volumes and prices of natural gas, gross profit dropped due to higher acquisition costs, with LNG import volume, as a result of lower delivery of domestic gas and higher consumption by the thermoelectrical market.

The decrease in operational income was due to the provision for expected credit losses in the gas supply to the thermoelectric segment in the North region

Operating Performance
Physical and Financial Indicators

Increased imports of Bolivian natural gas and LNG due to lower domestic gas availability.

There was an increase in sales in the Free Contracting Environment (ACL) due to short-term market opportunities. The volume reduction in the Regulated Contracting Environment (RCA) is due to the termination of contracts.

The volume of energy generation showed a small drop as a result of a higher acquisition cost of the gas.

Increased imports of Bolivian natural gas and LNG due to higher demand from the thermoelectric segment and lower availability of domestic gas.

The negative variation in sales in the ACL is due to a reduction in the expected demand for contracts with third parties and lower realization of additional sales.

The increase in energy generation was a reflection of an unfavorable hydrological scenario in 2Q-2018, which caused increases in the Settlement Price of Differences (PLD) and in the thermoelectric dispatch.

Table 05 - Distribution Main Indicators

	R$ million
	Jan-Jun
	2018	2017	2018 x 2017 (%)	2Q-2018	1Q-2018	2Q18 X 1Q18 (%)	2Q-2017
Sales revenues	48,090	41,239	17	24,674	23,416	5	20,327
Brazil	45,562	39,098	17	23,321	22,241	5	19,258
Abroad	2,528	2,141	18	1,353	1,175	15	1,069
Gross profit	2,944	2,869	3	1,373	1,571	(13)	1,326
Brazil	2,758	2,690	3	1,278	1,480	(14)	1,238
Abroad	186	179	4	95	91	4	88
Operating expenses	(2,133)	(1,952)	(9)	(1,104)	(1,029)	(7)	(967)
Brazil	(2,007)	(1,867)	(7)	(1,038)	(969)	(7)	(935)
Abroad	(126)	(85)	(48)	(66)	(60)	(10)	(32)
Operating income (loss)	811	917	(12)	269	542	(50)	359
Brazil	751	824	(9)	240	511	(53)	304
Abroad	60	93	(35)	29	31	(6)	55
Net income (loss) attributable to the shareholders of Petrobras	393	604	(35)	122	271	(55)	235
Brazil	353	542	(35)	102	251	(59)	198
Abroad	40	62	(35)	20	20	−	37
Adjusted EBITDA of the segment*	1,038	1,138	(9)	378	660	(43)	459
Brazil	953	1,043	(9)	337	616	(45)	414
Abroad	85	95	(11)	41	44	(7)	45
EBITDA margin of the segment (%)*	2	3	(1)	2	3	−	2

Capital expenditures of the segment	195	148	32	111	84	32	77

Sales Volumes - Brazil (Mbbl/d)**
Diesel	290	290	−	292	288	2	295
Gasoline	168	190	(13)	165	170	(3)	191
Fuel oil	31	42	(26)	25	38	(35)	39
Jet fuel	53	50	5	51	54	(5)	48
Others	77	86	(10)	79	75	5	87
Total domestic oil products	619	659	(6)	612	625	(2)	659

*

* See definition of Adjusted EBITDA and Adjusted EBITDA Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.
** Operational data is not audited by the independent auditors.

DISTRIBUTION

1H-2018 x 1H-2017	2Q-2018 x 1Q-2018
Results

Higher gross profit reflected the increase in average sales margins, mitigated by the lower sale volumes. Operating income decreased mainly due to the impact of the reversals in 2017 of the provision for indemnities of Voluntary Separation Plan, due to the withdrawals in the period, associated to the registration of the provision in 2018 for the program reopening.

The decrease in gross profit was due to the reduction in margins mainly to the loss of inventories due to the decrease in the price of diesel, as a result of the truck drivers' strike.

Liquidity and Capital Resources

Table 06 – Liquidity and Capital Resources

	R$ million
	Jan-Jun
	2018	2017	2Q-2018	1Q-2018	2Q-2017
Adjusted cash and cash equivalents* at the beginning of period	80,731	71,664	70,267	80,731	63,783
Government bonds and time deposits with maturities of more than 3 months at the beginning of period	(6,237)	(2,556)	(3,905)	(6,237)	(2,909)
Cash and cash equivalents at the beginning of period	74,494	69,108	66,362	74,494	60,874
Net cash provided by (used in) operating activities	47,813	42,878	25,595	22,218	19,653
Net cash provided by (used in) investing activities	666	(11,311)	28	638	(3,049)
Capital expenditures, investments in investees and dividends received	(18,447)	(20,156)	(9,222)	(9,225)	(10,299)
Proceeds from disposal of assets (divestment)	16,880	9,455	9,378	7,502	7,582
Investments in marketable securities	2,233	(610)	(128)	2,361	(332)
(=) Net cash provided by operating and investing activities	48,479	31,567	25,623	22,856	16,604
Net financings	(64,806)	(23,487)	(34,199)	(30,607)	(2,257)
Proceeds from long-term financing	27,231	43,988	7,973	19,258	30,960
Repayments	(92,037)	(67,475)	(42,172)	(49,865)	(33,217)
Dividends paid to non- controlling interest	(903)	(410)	(903)	−	(410)
Acquisition of non-controlling interest	(23)	(142)	(144)	121	(12)
Effect of exchange rate changes on cash and cash equivalents	8,295	1,334	8,797	(502)	3,171
Cash and cash equivalents at the end of period	65,536	77,970	65,536	66,362	77,970
Government bonds and time deposits with maturities of more than 3 months at the end of period	4,060	3,317	4,060	3,905	3,317
Adjusted cash and cash equivalents* at the end of period	69,596	81,287	69,596	70,267	81,287
Reconciliation of Free Cash Flow
Net cash provided by (used in) operating activities	47,813	42,878	25,595	22,218	19,653
Capital expenditures, investments in investees and dividends received	(18,447)	(20,156)	(9,222)	(9,225)	(10,299)
Free cash flow*	29,366	22,722	16,373	12,993	9,354

As of June 30, 2018, the balance of cash and cash equivalents was R$ 65,536 million and the balance of adjusted cash and cash equivalents was R$ 69,596 million. The funds provided by net cash of operating activities of R$ 47,813 million, funding of R$ 27,231 million, receipts from the sale of assets of R$ 16,880 million were allocated to comply with debt service and financing of investments in the business areas.

Cash generation from operating activities was R$ 47,813 million, 12% higher than 1H-2017, due to the increase in oil exports margins and sale of oil product margins in the domestic market, partially offset by the decrease in volumes.

Capital expenditures totaled R$ 18,447 million in 1H-2018, a decrease of 8% compared to 1H-2017, being 89% in E&P business segment.

The above mentioned factors resulted in a positive Free Cash Flow* for the thirteenth consecutive quarter, from R$ 16,373 million in 2Q-2018 and R$ 29,366 million in 1H-2018, 29% higher than the first half of the previous year.

In 1H-2018, the company raised R$ 27,231 million, of which: (i) the offering of global notes in the international capital markets (maturities in 2029) amounting to R$ 6,359 million (US$ 1,962 million); (ii) funding in the national and international banking market, with an average term of 6.5 years, in the total amount of R$ 17,038 million and (iii) funding of R$ 3,549 in financing with export credit agencies.

In addition, the Company settled several loans and financing, with highlights to: (i) the repurchase and / or redemption of R$ 41,228 million (US$ 11,760 million) of global notes in the international capital market, with maturities between 2019 and 2043 with the payment of net premium to the holders of securities that delivered their securities in the operation in the amount of R$ 1,154 million; (ii) the prepayment of R$ 31,809 million of loans in the domestic and international banking market; and (iii) prepayment of R$ 2,385 million of financing from the BNDES.

Repayments of principal and interest were, respectively, R$ 81,506 million and R$ 10,531 million, totaling R$ 92,037 million in 1H-2018 and the nominal cash flow (cash view), including principal and interest payments, by maturity, is set out in R$ million, below:

Table 07 - Nominal cash flow including principal and interest payments

	Consolidated
Maturity	2018	2019	2020	2021	2022	2023 and thereafter	06.30.2018	12.31.2017
Principal	4,572	10,403	25,361	32,404	51,324	233,384	357,448	365,632
Interest	10,479	20,553	19,771	18,351	16,356	128,096	213,606	200,887
Total	15,051	30,956	45,132	50,755	67,680	361,480	571,054	566,519

*

* See reconciliation of Adjusted Cash and Cash Equivalents in Net debt and definition of Adjusted Cash and Cash Equivalents and Free Cash Flow in glossary.

Consolidated debt

Between January and June 2018, gross debt in Reais fell 2%, mainly as a result of debt repayment, net debt increased 1% due to the depreciation of the real against the US dollar and the average maturity of the debt was 9.11 years (8.62 years as of December 31, 2017). The average financing rate increased from 6.1% in December 2017 to 6.2% in June 2018.

Current debt and non-current debt include finance lease obligations of R$ 87 million and R$ 666 million as of December 31, 2017, respectively (R$ 84 million and R$ 675 million on December 31, 2017).

The ratio between net debt and the LTM Adjusted EBITDA* decreased from 3.67 as of December 31, 2017 to 3.23 as of June 30, 2018 due to asset sales and positive free cash flow.

Table 08 - Consolidated debt in reais

	R$ million
	06.30.2018	12.31.2017	Δ%
Current debt	15,353	23,244	(34)
Non-current debt	338,270	338,239	−
Total	353,623	361,483	(2)
Cash and cash equivalents	65,536	74,494	(12)
Government securities and time deposits (maturity of more than 3 months)	4,060	6,237	(35)
Adjusted cash and cash equivalents*	69,596	80,731	(14)
Net debt*	284,027	280,752	1
Net debt/(net debt+shareholders' equity) - Leverage	50%	51%	(1)
Total net liabilities*	780,686	750,784	4
(Net third parties capital / total net liabilities)	63%	64%	(1)
Net debt/Adjusted EBITDA ratio*	3.23	3.67	(12)
Average interest rate (% p.a.)	6.2	6.1	1
Net debt/Operating Cash Flow ratio*	3.11	3.25	(4)

Table 09 - Consolidated debt in dollar

	U.S.$ million
	06.30.2018	12.31.2017	Δ%
Current debt	3,982	7,026	(43)
Non-current debt	87,730	102,249	(14)
Total	91,712	109,275	(16)
Net debt*	73,662	84,871	(13)
Average maturity of debt (years)	9.11	8.62	0.49

*

Table 10 - Consolidated debt by rate, currency and maturity

	R$ million
	06.30.2018	12.31.2017	Δ%
Summarized information on financing
By rate
Floating rate debt	179,529	176,943	1
Fixed rate debt	173,341	183,781	(6)
Total	352,870	360,724	(2)
By currency
Brazilian Real	66,396	71,129	(7)
US Dollars	263,624	263,614	−
Euro	13,593	17,773	(24)
Other currencies	9,257	8,208	13
Total	352,870	360,724	(2)
By maturity
2018	10,203	23,160	(56)
2019	10,007	21,423	(53)
2020	24,811	31,896	(22)
2021	31,838	42,168	(24)
2022	50,998	59,594	(14)
2023 on	225,013	182,483	23
Total	352,870	360,724	(2)

* See definition of Adjusted Cash and Cash Equivalents, Net Debt, Total Net Liabilities, Adjusted EBITDA, OCF and Leverage in glossary and reconciliation in Reconciliation of LTM Adjusted EBITDA and LTM OCF.

ADDITIONAL INFORMATION

1.	Reconciliation of Adjusted EBITDA

Our Adjusted EBITDA is a performance measure computed by using the EBITDA (net income before net finance income (expense), income taxes, depreciation, depletion and amortization). Petrobras presents the EBITDA according to Instrução CVM nº 527 of October 4, 2012, adjusted by items not considered as part of Company’s primary business, which include results in equity-accounted investments, results from disposal and write-offs of assets, impairment and cumulative foreign exchange adjustments reclassified to the income statement.

In calculating Adjusted EBITDA, we adjusted our EBITDA for the periods of 2018 by adding foreign exchange gains and losses resulting from provisions for legal proceedings denominated in foreign currencies. Legal provisions in foreign currencies primarily consist of Petrobras’s portion of the class action settlement provision created in December 2017. The foreign exchange gains or losses on legal provisions are presented in other income and expenses for accounting purposes but management does not consider them to be part of the Company’s primary business, as well as they are substantially similar to the foreign exchange effects presented within net finance income. No adjustments have been made to the comparative measures presented as amounts were not significant in these periods.

The LTM Adjusted EBITDA reflects the sum of the last twelve months of Adjusted EBITDA and represents an alternative measure to our net cash provided by operating activities. This measure is used to calculate the metric Net Debt/LTM Adjusted EBITDA, which is established in the Business Plan 2018-2022, to support management’s assessment of liquidity and leverage.

EBITDA, Adjusted EBITDA and LTM Adjusted EBITDA are not defined in the International Financial Reporting Standards – IFRS. Our calculation may not be comparable to the calculation of Adjusted EBITDA by other companies and it should not be considered as a substitute for any measure calculated in accordance with IFRS. These measures must be considered in conjunction with other measures and indicators for a better understanding of the Company's operational performance and financial conditions.

Table 11 - Reconciliation of Adjusted EBITDA

	R$ million
	Jan-Jun
	2018	2017	2017 X 2016 (%)	2Q-2018	1Q-2018	2Q18 X 1Q18 (%)	2Q-2017
Net income (loss)	16,816	5,099	230	9,691	7,125	36	292
Net finance income (expense)	9,893	16,590	(40)	2,647	7,246	(63)	8,835
Income taxes	8,593	8,798	(2)	4,638	3,955	17	6,478
Depreciation, depletion and amortization	22,020	21,148	4	10,963	11,057	(1)	10,382
EBITDA	57,322	51,635	11	27,939	29,383	(5)	25,987
Share of earnings in equity-accounted investments	(821)	(1,227)	33	(310)	(511)	39	(615)
Impairment losses / (reversals)	(119)	207	(157)	(177)	58	(405)	228
Realization of cumulative translation adjustment	−	116	(100)	−	−	−	−
Gains/ losses on disposal/ write-offs of non-current assets*	(2,123)	(6,383)	67	1,138	(3,261)	135	(6,506)
Foreign exchange gains or losses on material provisions for legal proceedings	1,576	−	−	1,477	99	1,392	−
Adjusted EBITDA	55,835	44,348	26	30,067	25,768	17	19,094
Income Tax	(8,593)	(8,798)	2	(4,638)	(3,955)	(17)	(6,478)
Allowance of impairment of other receivables	1,483	1,458	2	1,040	443	135	1,464
Change in Accounts receivables	(5,034)	383	(1,414)	(6,844)	1,810	(478)	(1,130)
Change in inventory	(6,526)	823	(893)	(5,384)	(1,142)	(371)	(391)
Change in suppliers	1,046	(2,381)	144	2,403	(1,357)	277	909
Change in deferred income tax, social contribution	1,164	5,399	(78)	531	633	(16)	3,905
Change in tax and contributions	2,575	3,278	(21)	2,111	464	355	3,242
Other assets and liabilities	5,863	(1,632)	459	6,309	(446)	1,515	(962)
Funds generated by operating activities (OCF)	47,813	42,878	12	25,595	22,218	15	19,653

Adjusted EBITDA margin (%)	35	33	2	36	35	1	29

* In 2018, it primarily includes the results with divestments. In 2017, it primarily includes returned areas, canceled projects and the gain with NTS divestment.

2.	Reconciliation of Operating Cash Flow

Table 12 - Reconciliation of OCF

	R$ million
	Last Twelve Months
	06.30.2018	31.12.2017
Net income (loss)	12,094	377
Net finance income (expense)	24,902	31,599
Income taxes	5,592	5,797
Depreciation, depletion and amortization	43,350	42,478
EBITDA	85,938	80,251
Share of earnings in equity-accounted investments	(1,743)	(2,149)
Impairment losses / (reversals)	3,536	3,862
Realization of cumulative translation adjustment	−	116
Gains/ losses on disposal/ write-offs of non-current assets*	(1,263)	(5,523)
Foreign exchange gains or losses on material provisions for legal proceedings	1,576	-
Adjusted EBITDA	88,044	76,557
Income Tax	(5,592)	(5,797)
Allowance of impairment of other receivables	2,296	2,271
Change in Accounts receivables	(8,557)	(3,140)
Change in inventory	(8,479)	(1,130)
Change in suppliers	3,267	(160)
Change in deferred income tax, social contribution	(2,783)	1,452
Change in tax and contributions	6,208	6,911
Other assets and liabilities	16,998	9,503
Funds generated by operating activities (OCF)	91,402	86,467

*

* In 2018, it primarily includes the results with divestments. In 2017, it primarily includes returned areas, canceled projects and the gain with NTS divestment.

ADDITIONAL INFORMATION

3.	Impact of our Cash Flow Hedge policy

Table 13 - Impact of our Cash Flow Hedge policy

	R$ million
	Jan-Jun
	2018	2017	2018 x 2017 (%)	2Q-2018	1Q-2018	2Q18 X 1Q18 (%)	2Q-2017
Total inflation indexation and foreign exchange variation	(30,575)	(3,237)	(844)	(29,640)	(935)	(3,070)	(8,388)
Deferred Foreign Exchange Variation recognized in Shareholders' Equity	31,688	2,282	1,288	30,590	1,099	2,684	7,741
Reclassification from Shareholders’ Equity to the Statement of Income	(5,507)	(4,806)	(15)	(2,847)	(2,661)	(7)	(2,371)
Net Inflation indexation and foreign exchange variation	(4,394)	(5,761)	24	(1,897)	(2,497)	24	(3,018)

The reclassification of foreign exchange variation expense from Shareholders’ Equity to the Income Statement in the 1H-2018 was R$ 5,507 million, a increase of 15% compared to 1H-2017 due to the exchange rate.

The small increase in the reclassification of expenses with foreign exchange variation in Shareholders’ Equity for the 2Q-2018 result (R$ 2,847 million) in relation to the prior quarter (R$ 2,661 million), reflecting the exports done, protected by debts in dollars, with lower spread of foreign exchange (R$/US$) between initial dates of the designations and the actual exports dates.

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the income statement may occur as a result of changes in forecast export prices and export volumes following a review of the Company’s business plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in our most recent update of the 2018-2022 Business and Management Plan (Plano de Negócios e Gestão – PNG), no reclassification adjustment from equity to the income statement would occur.

The expected annual realization of the foreign exchange variation balance in shareholders’ equity, on June 30, 2018, is set out below:

Table 14 - Expectation of exports volumes realization

	Consolidated

	2018	2019	2020	2021	2022	2023	2024	2025 a 2027	Total

Expected realization	(6,623)	(11,528)	(10,135)	(9,653)	(10,534)	(6,218)	(3,216)	1,662	(56,245)

ADDITIONAL INFORMATION

4.	Assets and Liabilities subject to Exchange Variation

The Company has assets and liabilities subject to foreign exchange rate variation, for which the main gross exposures are the Brazilian Real relative to the U.S. dollar and the U.S. dollar relative to the Euro. Beginning in mid-May 2013, the Company extended the use of hedge accounting to hedge highly probable future exports.

The Company designates hedging relationships between exports and its long-term debt obligations (denominated in U.S. dollars) to, simultaneously, recognize the effects of the existing natural foreign exchange hedge between those operations in its financial statements. Through the extension of the hedge accounting practice, foreign exchange gains or losses, generated by foreign exchange variation, are recognized in our shareholders’ equity and will only affect the statement of income at the moment of future exports realization.

During 2017, Petrobras, through its affiliate Petrobras Global Trading B.V. (PGT), made a cross currency swap derivative, aiming to protect the exposure to pounds against U.S. dollar, in view of the bond with notional value of GBP 700 million and GBP 600 million with maturity to December, 2026 and 2034 respectively. The Company does not have the intention to liquidate those transactions before the maturity date.

In 2Q-2018, Petrobras, through its indirect subsidiary Petrobras Global Trading B.V., entered into a non-forward forward derivative operation, in order to hedge against the euro versus the dollar exposure, due to the issue of bonds. The company has no intention to settle such contracts before the maturity date.

The balances of assets and liabilities in foreign currency of our foreign subsidiaries are not included in our foreign exchange rate variation exposure below when transacted in a currency equivalent to their respective functional currencies.

As of June 30, 2018, the Company had a net liability exposure to foreign exchange rates, of which the main exposure is the relationship between the U.S. dollar and the Brazilian real.

Table 15 - Assets and Liabilities subject to exchange variation

ITEMS	R$ million
	06.30.2018	12.31.2017
Assets	47,409	44,013
Liabilities	(292,906)	(261,358)
Hedge Accounting	226,068	193,189
Cross Currency Swap	6,616	5,813
Non Delivery Forward (NDF)	12,159	−
Total	(654)	(18,343)

Table 16 - Assets and Liabilities subject to exchange variation by currency

BY CURRENCY	R$ million
	06.30.2018	12.31.2017
Real/ U.S. Dollars	(2,428)	(4,208)
Real/ Euro	(13)	(76)
Real/ Pound Sterling	(76)	(69)
U.S. Dollars/ Yen	(390)	(316)
U.S. Dollars/ Euro	1,685	(14,172)
U.S. Dollars/ Pound Sterling*	568	498
Total	(654)	(18,343)

Table 17 - Foreign exchange and inflation indexation charges

	R$ million
	Jan-Jun
Foreign exchange and inflation indexation charges	2018	2017	2018 x 2017 (%)	2Q-2018	1Q-2018	2Q18 X 1Q18 (%)	2Q-2017
Foreign exchange variation Dollar x Euro	125	(1,468)	109	482	(357)	235	(1,171)
Foreign exchange variation Real x Dollar	877	46	1807	704	174	305	245
Foreign exchange variation Dollar x Pound Sterling	(125)	(181)	31	(282)	157	(280)	(117)
Reclassification of hedge accounting from Shareholders’ Equity to the Statement of Income	(5,507)	(4,806)	(15)	(2,847)	(2,661)	(7)	(2,371)
Foreign exchange variation Real x Euro	(5)	(55)	91	(4)	(1)	(300)	(54)
Others	241	703	(66)	50	191	(74)	450
Net Inflation indexation and foreign exchange variation	(4,394)	(5,761)	24	(1,897)	(2,497)	24	(3,018)

ADDITIONAL INFORMATION

5.	Special Items

Table 18 – Special itens

R$ million
For the first half of
2018	2017		Items of Income Statement	2Q-2018	1Q-2018	2Q-2017

2,123	6,383	Gains (losses) on Disposal of Assets	Other income (expenses)	(1,138)	3,261	6,506
2,068	−	Renegotiation of Eletrobras System debts	Several	2,068	−	−
(1,576)	−	Foreign exchange gains or losses on material provisions for legal proceedings	Other income (expenses)	(1,477)	(99)	−
140	(182)	Impairment of assets and investments	Several	204	(64)	(140)
−	(116)	Cumulative translation adjustment – CTA	Other income (expenses)	−	−	−
−	(4,331)	Impacts of Brazilian federal settlement programs on Income Taxes	Several	−	−	(4,331)
(1,375)	(72)	Impairment of trade receivables from companies in the isolated electricity system	Selling expenses	(967)	(408)	(181)
(261)	96	(Losses)/ Gains with judicial contingencies	Other income (expenses)	−	(261)	741
(125)	(129)	State Tax Amnesty Program	Other taxes	(45)	(80)	(129)
(12)	669	Voluntary Separation Incentive Plan – PIDV	Other income (expenses)	11	(23)	394
286	−	Revenue with a contractual penalty for the non-realization of the sale of Liquigás	Other income (expenses)	−	286	−
1	89	Refundt of values – "Lava Jato" Operation	Other income (expenses)	−	1	89
−	(818)	Vitória 10.000 drillship	Other taxes	−	−	(818)
−	(3,972)	Federal Debt Settlement Programs	Share of earnings in equity- acconted investments	−	−	(3,972)
1,269	(2,383)	Total		(1,344)	2,613	(1,841)

Impact of the impairment of assets and investments on the Company´s Income Statement:

119	(207)	Impairment		177	(58)	(228)
21	25	Share of earnings in equity-accounted investments		27	(6)	88
140	(182)	Impairment of assets and investments		204	(64)	(140)

These special items are related to the Company’s businesses and based on Management’s judgement have been highlighted and are presented as additional information to provide a better understanding of the Company’s performance. These items are presented when relevant and do not necessarily occur in all periods.

ADDITIONAL INFORMATION

6. Results 1H-2018 x 1H-2017:

Sales revenues of R$ 158,856 million, R$ 23,495 million higher than the same period of 2017 (R$ 135,361 million), mainly due to:

•	Increase in domestic revenues (R$ 13,649 million), mainly as a result of:
•

higher average prices of oil products, especially diesel (R$ 7,553 million), gasoline (R$ 4,691 million) and GLP (R$ 2,308 million), reflecting price readjustments, and other oil products (R$ 3,771 million) following the increase in international prices and the depreciation of the Brazilian Real against the U.S. Dollar;

•	higher revenues of natural gas (R$ 1,455 million), as a consequence of higher prices and demand growth;
•	lower sales volumes of oil products in the domestic market (R$ 4,600 million), mainly:
•	gasoline (R$ 3,191 million), as a consequence of market loss to ethanol; and
•	nafta (R$ 1,579 million), due to sales reduction to Braskem;
•

Increase in export revenues of oil and oil products (R$ 6,497 million), due to higher prices, following the increase in international prices and the depreciation of the Brazilian Real against the U.S. Dollar, partially offset by the reduction of oil exports; and

•	Increase in revenues of activities abroad (R$ 3,602 million), as a consequence of higher international prices.

Cost of sales were R$ 100,460 million, R$ 10,254 million higher than the same period of 2017 (R$ 90,206 million), as a consequence of:

•	higher government participation expenses and oil imports, influenced by the increase of international commodities prices;
•	higher costs associated with activities abroad, reflecting international prices increase; and
•	lower expenses with oil products import, especially nafta and gasoline, due to the reduction of domestic sales of oil products.

Selling expenses were R$ 8,876 million, 41% higher, due to higher logistics costs resulting from the payments of tariffs for the use of the pipeline after the sale of NTS in 2Q-17 (R$ 1,074 million) and the expected credit losses in the electricity sector (R$ 1,303 million).

General and administrative expenses of R$ 4,348 million, 4% lower, reflecting lower expenses with administrative services rendered by third parties.

Exploration costs were R$ 1,026 million, 14% higher, due to provisions related to contractual penalties of local content (R$ 204 million), partially offset by lower expenses with projects without economic viability (R$ 92 million).

Tax expenses of R$ 840 million, R$ 2,520 million lower, mainly due to the enrollment of the Federal Tax Settlement in the 2Q-2017 (R$ 2,298 million).

Other operating expenses were R$ 7,737  million, R$ 7,794 million higher than other operating revenues of the 1H-2017, mainly:

•	gains from the sale of Nova Transportadora do Sudeste (NTS) in the 1H-2017 of R$ 6,977 million;
•	negative variation in market value of put options contracted to protect the price of part of oil (R$ 1,957 million);
•

higher provision for losses and contingencies with judicial processes (R$ 1,745 million), highlighting the negative exchange variation related to the passive exposure of the Class Action (R$ 1,576 million); and

•

net gains on the disposal/write-off of assets of R$ 2,123 million, mainly due to the sale of Lapa, Iara and Carcará areas (R$ 3,223 million), partially offset by losses incurred after the final price adjustment of the sale of 25% stake in Roncador field (R$ 801 million); and

•	lower expenses with equipment idleness (R$ 811 million).

Negative net financial result of R$ 9,893 million, R$ 6,697 million lower than the 1H-2017, due to:

•	reduction of R $ 5,330 million in net financial expenses, especially:
•	recognition of the gain arising from the renegotiation of Eletrobras System debts (R$ 2,068 million);
•	charges arising from the enrollment in the Federal Tax Settlement Programs in 1H-2017 (R$ 1,674 million); and
•	reduction of interest expenses due to prepayments of debts (R $ 1,241 million).
•	negative monetary and exchange variation of R $ 1,367 million, due to:
•

positive exchange variation of R$ 125 million due to the appreciation of 2.7% of the US dollar over the net passive exposure in euro, compared to the negative exchange variation of R$ 1,468 million due to the 8.2% depreciation over the net passive exposure in euros in 1H-2017 (R $ 1,593 million);

•	greater depreciation of the Brazilian Real over net active exposure in U.S. Dollars, compared to 1H-2017 (R$ 832 million);
•

negative exchange variation of R $ 125 million due to the 2.4% appreciation of the US dollar over the net asset exposure in sterling, compared to the negative exchange variation of R$ 181 million due to the 4.9% depreciation over the net passive exposure in 1H-2017 (R$ 56 million);

•	reduction of the passive exposure in Brazilian real over euros generated a positive variation (R$ 50 million);
•

higher reclassification of the exchange variation accumulated in the shareholders' equity to the result by the realization of the protected exports in the scope of hedge accounting (R$ 702 million); and

•	higher expenses with other monetary and exchange rate adjustments (R$ 462 million).

Positive result of participation in investments of R$ 821 million, 33% lower, mainly reflecting the lower result in participations in the petrochemical sector.

Income tax and social contribution expense of R$ 8,593 million, 2% lower, due to the better result obtained in the period, offset by the effects of joining the Federal Tax Settlement Programs in 2Q-2017 (see note 19.6 of the Quarterly Report).

The negative result with non-controlling shareholders was R$ 217 million, R$ 551 million lower, mainly due to the effect of the depreciation of the Brazilian Real over the U.S. Dollar of structured entities, partially offset by the positive result of BR Distribuidora.

ADDITIONAL INFORMATION

7. Results of Operations of 2Q-2018 compared to 1Q-2018:

Sale revenues of R$ 84,395 million was 13% higher than the 1Q-2018, reflecting:

•revenue growth in the domestic market (R $ 8,754 million), mainly due to:
✓higher average prices of oil products (R $ 4,589 million), especially diesel (R$ 2,522 million) and gasoline (R$ 1,309 million), largely following fluctuations in international prices;
✓higher sales volumes of oil products (R$ 3,550 million), mainly:

▪Diesel (R$ 3,232 million), as a consequence of lower sales by other players and the effect of the seasonality of diesel consumption, due to the reduction of economic activity in the beginning of the year;

▪LPG (R$ 385 million), higher consumption influenced by lower temperatures and greater economic activity; and
✓increase in natural gas sales revenue (R$ 602 million), reflecting higher volumes and prices in the thermoelectric and non-thermoelectric market

•revenue growth from export of oil and oil products (R$ 853 million), due to higher selling prices (R$ 2,595 million), influenced by the behavior of international prices and the depreciation of the Brazilian real against the US dollar, partially offset by lower export volumes (R$ 1,742 million).

Cost of sales was R$ 52,772 million, 11% higher than the 1Q-2018, with the following factors:

•higher expenses with government participation and oil imports, influenced by the increase in international commodity prices and the devaluation of the Brazilian real against the US dollar;
•higher expenditures with diesel imports, reflecting its greater participation in sales and higher acquisition costs; and
•higher LNG imports reflecting the greater participation in the sales mix.

Selling expenses of R$ 4,748 million, up 15% from 1Q-2018, due to the higher expected credit losses in the electric sector (R$ 559 million), and by the higher sales of oil products in the domestic market.

Exploration costs for oil and natural gas extraction of R $584 million, 32% higher than the 1Q-2018, as a result of higher expenses for projects without economic viability (R$ 180 million).

Other operating expenses totaled R$ 6,467 million, R$ 5,197 million higher than the 1Q-2018, mainly:

•net losses with sale and disposal of assets of R$ 1,138 million in the 2Q-2018, mainly due to the loss of the adjustment of the final price of the 25% sale of the Roncador field (R$ 801 million), in contrast to the gain in the 1Q-2018 of R$3,261 million, mainly due to the sale of Lapa, Iara and Carcará areas in 1Q-2018 (R$ 3,223 million);

•higher expenses with exchange variation over the passive exposure of the Class Action (1,378 million)
•higher losses with negative variation in the market value of the put options contracted to protect the price of part of the oil production (R$ 547 million); and

•reversal of impairment of R$ 177 million in the 2Q-2018, basically impacted by the price variation at the close of the operation of sale of Petroquimica Suape and Citepe, an amount R$ 235 million higher than the expense recognized in the 1Q-2018 (R $ 58 million).

Negative net financial result of R$ 2,647 million, R$ 4,599 million lower than the 1Q-2018, due to:

•Decrease of R$ 3,999 million in net financial expenses, especially:
✓recognition of the gain arising from the renegotiation of Eletrobras System debts (R$ 2,068 million);
✓gains on repurchase of debt securities in the capital market, net of costs, in the amount of R$ 265 million, R$ 1,611 million higher than losses registered in the 2Q-2018 (R$ 1,346 million);
•Negative monetary and exchange variation, R$ 600 million lower, caused by:

✓Positive exchange variation of R$ 482 million due to the 5% appreciation of the US dollar over the net passive exposure in euro, compared to the negative exchange variation of R$ 357 million due to the depreciation of 2.4% of the US dollar over the net passive exposure in euros in the 1Q-2018 (R$ 839 million);

✓greater depreciation of the real on net active exposure in dollars, compared to 1Q-2018 (R$ 530 million);
✓lower revenues from other monetary and exchange rate adjustments (R$ 141 million);

✓greater reclassification of the negative exchange variation accumulated in the shareholders' equity in the result for the realization of the exports protected in the scope of hedge accounting (R$ 186 million); and

✓negative exchange variation of R $ 282 million due to the appreciation of 5.9% of the US dollar over net asset exposure in sterling, compared to a positive exchange variation of R$ 157 million due to the depreciation of 3.7% of the US dollar over net asset exposure in the 1Q-2018 (R$ 439 million);

Income tax and social contribution expenses of R$ 4,638 million, R$ 683 million higher than the 1Q-2018, mainly due to a better result in the period (see note 19.6 of the Quarterly Report).

Positive result for non-controlling shareholders of R$ 381 million, R$ 545 million higher than the negative result of the 1Q-2018, mainly reflecting the effect of the depreciation of the Brazilian real over the U.S. dollar denominated debt of structured entities.

FINANCIAL STATEMENTS

Income Statement - Consolidated

	R$ million
	Jan-Jun
	2018	2017	2Q-2018	1Q-2018	2Q-2017
Sales revenues	158,856	135,361	84,395	74,461	66,996
Cost of sales	(100,460)	(90,206)	(52,772)	(47,688)	(45,627)
Gross profit	58,396	45,155	31,623	26,773	21,369
Selling expenses	(8,876)	(6,279)	(4,748)	(4,128)	(3,889)
General and administrative expenses	(4,348)	(4,528)	(2,206)	(2,142)	(2,221)
Exploration costs	(1,026)	(899)	(584)	(442)	(603)
Research and development expenses	(1,088)	(886)	(593)	(495)	(549)
Other taxes	(840)	(3,360)	(359)	(481)	(3,069)
Other income and expenses, net	(7,737)	57	(6,467)	(1,270)	3,952
	(23,915)	(15,895)	(14,957)	(8,958)	(6,379)
Operating income (loss)	34,481	29,260	16,666	17,815	14,990
Finance income	5,697	1,984	4,596	1,101	1,051
Finance expenses	(11,196)	(12,813)	(5,346)	(5,850)	(6,868)
Foreign exchange and inflation indexation charges	(4,394)	(5,761)	(1,897)	(2,497)	(3,018)
Net finance income (expense)	(9,893)	(16,590)	(2,647)	(7,246)	(8,835)
Share of earnings in equity-accounted investments	821	1,227	310	511	615
Income (loss) before income taxes	25,409	13,897	14,329	11,080	6,770
Income taxes	(8,593)	(8,798)	(4,638)	(3,955)	(6,478)
Net income (loss)	16,816	5,099	9,691	7,125	292
Net income (loss) attributable to:
Shareholders of Petrobras	17,033	4,765	10,072	6,961	316
Non-controlling interests	(217)	334	(381)	164	(24)
	16,816	5,099	9,691	7,125	292

Statement of Financial Position – Consolidated

ASSETS	R$ million
	06.30.2018	12.31.2017
Current assets	144,255	155,909
Cash and cash equivalents	65,536	74,494
Marketable securities	4,060	6,237
Trade and other receivables, net	19,385	16,446
Inventories	35,534	28,081
Recoverable taxes	9,006	8,062
Assets classified as held for sale	1,542	17,592
Other current assets	9,192	4,997
Non-current assets	706,027	675,606
Long-term receivables	80,530	70,955
Trade and other receivables, net	19,091	17,120
Marketable securities	200	211
Judicial deposits	22,545	18,465
Deferred taxes	15,606	11,373
Other tax assets	10,010	10,171
Advances to suppliers	3,074	3,413
Other non-current assets	10,004	10,202
Investments	12,287	12,554
Property, plant and equipment	605,484	584,357
Intangible assets	7,726	7,740
Total assets	850,282	831,515

LIABILITIES	R$ million
	06.30.2018	12.31.2017
Current liabilities	84,649	82,535
Trade payables	20,769	19,077
Finance debt and Finance lease obligations	15,353	23,244
Taxes payable	17,423	16,036
Employee compensation (payroll, profit-sharing and related charges)	6,013	4,331
Pension and medical benefits	2,805	2,791
Provisions for legal proceedings	12,398	7,463
Liabilities associated with assets classified as held for sale	165	1,295
Other current liabilities	9,723	8,298
Non-current liabilities	478,185	479,371
Finance debt and Finance lease obligations	338,270	338,239
Taxes payable	2,180	2,219
Deferred taxes	1,637	3,956
Pension and medical benefits	71,522	69,421
Provisions for legal proceedings	13,376	15,778
Provision for decommissioning costs	47,335	46,785
Other non-current liabilities	3,865	2,973
Shareholders' equity	287,448	269,609
Share capital	205,432	205,432
Profit reserves and others	76,707	58,553
Non-controlling interests	5,309	5,624
Total liabilities and shareholders' equity	850,282	831,515

Statement of Cash Flows Data – Consolidated

	R$ million
	Jan-Jun
	2018	2017	2Q-2018	2Q-2018	2Q-2017
Net income (loss)	16,816	5,099	9,691	7,125	292
(+) Adjustments for:	30,997	37,779	15,904	15,093	19,361
Pension and medical benefits (actuarial expense)	3,882	4,352	1,939	1,943	2,175
Share of earnings in equity-accounted investments	(821)	(1,227)	(310)	(511)	(615)
Depreciation, depletion and amortization	22,020	21,148	10,963	11,057	10,382
Impairment	(119)	207	(177)	58	228
Inventory write-downs to net realizable value (market value)	55	249	(5)	60	178
Allowance (reversals) for impairment of trade and others receivables	1,483	1,458	1,040	443	1,464
Exploration expenditures writen-off	232	324	206	26	300
(Gains) / losses on disposal / write-offs of non-current assets	(2,123)	(5,685)	1,138	(3,261)	(5,808)
Foreign exchange and inflation indexation and finance charges	14,830	16,153	6,234	8,596	8,299
Deferred income taxes, net	1,164	5,399	531	633	3,905
Revision and unwinding of discount on the provision for decommissioning costs	1,191	1,211	597	594	608
Reclassification of cumulative translation adjustment - CTA	−	185	−	−	−
Gain on remeasurement of investment retained with loss of control	−	(698)	−	−	(698)
Trade and other receivables, net	(5,034)	383	(6,844)	1,810	(1,130)
Inventories	(6,526)	823	(5,384)	(1,142)	(391)
Judicial deposits	(3,971)	(1,608)	(2,259)	(1,712)	(657)
Trade payables	1,046	(2,381)	2,403	(1,357)	909
Taxes payable	6,289	3,904	4,356	1,933	3,604
Pension and medical benefits	(1,879)	(1,364)	(1,217)	(662)	(873)
Income tax and social contribution paid	(3,714)	(626)	(2,245)	(1,469)	(362)
Other assets and liabilities	2,992	(4,428)	4,938	(1,946)	(2,157)
(=) Net cash provided by (used in) operating activities	47,813	42,878	25,595	22,218	19,653
(-) Net cash provided by (used in) investing activities	666	(11,311)	28	638	(3,049)
Capital expenditures and investments in operating segments	(18,447)	(20,156)	(9,222)	(9,225)	(10,299)
Proceeds from disposal of assets (divestment)	16,880	9,455	9,378	7,502	7,582
Investments in marketable securities	2,233	(610)	(128)	2,361	(332)
(=) Net cash flow provided by operating and investing activities	48,479	31,567	25,623	22,856	16,604
(-) Net cash provided by (used in) financing activities	(65,732)	(24,039)	(35,246)	(30,486)	(2,679)
Proceeds from long-term financing	27,231	43,988	7,973	19,258	30,960
Repayment of principal	(81,506)	(55,345)	(37,645)	(43,861)	(26,339)
Repayment of interest	(10,531)	(12,130)	(4,527)	(6,004)	(6,878)
Dividends paid to non-controlling interest	(903)	(410)	(903)	−	(410)
Acquisition of non-controlling interest	(23)	(142)	(144)	121	(12)
Effect of exchange rate changes on cash and cash equivalents	8,295	1,334	8,797	(502)	3,171
(=) Net increase (decrease) in cash and cash equivalents in the period	(8,958)	8,862	(826)	(8,132)	17,096
Cash and cash equivalents at the beginning of period	74,494	69,108	66,362	74,494	60,874
Cash and cash equivalents at the end of period	65,536	77,970	65,536	66,362	77,970

SEGMENT INFORMATION

Consolidated Income Statement by Segment –1H-2018

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	88,958	120,760	19,596	434	48,090	−	(118,982)	158,856
Intersegments	85,377	26,816	5,762	403	624	−	(118,982)	−
Third parties	3,581	93,944	13,834	31	47,466	−	−	158,856
Cost of sales	(51,503)	(105,403)	(13,475)	(404)	(45,146)	−	115,471	(100,460)
Gross profit	37,455	15,357	6,121	30	2,944	−	(3,511)	58,396
Expenses	(2,447)	(4,321)	(4,718)	(39)	(2,133)	(10,185)	(72)	(23,915)
Selling expenses	(141)	(2,915)	(3,684)	(3)	(1,560)	(523)	(50)	(8,876)
General and administrative expenses	(456)	(689)	(232)	(34)	(410)	(2,525)	(2)	(4,348)
Exploration costs	(1,026)	−	−	−	−	−	−	(1,026)
Research and development expenses	(758)	(19)	(33)	−	(1)	(277)	−	(1,088)
Other taxes	(192)	(205)	(85)	(8)	(38)	(312)	−	(840)
Other income and expenses, net	126	(493)	(684)	6	(124)	(6,548)	(20)	(7,737)
Operating income (loss)	35,008	11,036	1,403	(9)	811	(10,185)	(3,583)	34,481
Net finance income (expense)	−	−	−	−	−	(9,893)	−	(9,893)
Share of earnings in equity-accounted investments	13	747	90	(32)	−	3	−	821
Income (loss) before income taxes	35,021	11,783	1,493	(41)	811	(20,075)	(3,583)	25,409
Income taxes	(11,903)	(3,752)	(477)	3	(276)	6,593	1,219	(8,593)
Net income (loss)	23,118	8,031	1,016	(38)	535	(13,482)	(2,364)	16,816
Net income (loss) attributable to:
Shareholders of Petrobras	23,128	8,315	752	(38)	393	(13,153)	(2,364)	17,033
Non-controlling interests	(10)	(284)	264	−	142	(329)	−	(217)
	23,118	8,031	1,016	(38)	535	(13,482)	(2,364)	16,816

Consolidated Income Statement by Segment – 1H-2017

	R$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	65,055	105,230	16,971	317	41,239	−	(93,451)	135,361
Intersegments	62,805	25,103	4,579	303	661	−	(93,451)	−
Third parties	2,250	80,127	12,392	14	40,578	−	−	135,361
Cost of sales	(42,786)	(91,213)	(11,987)	(343)	(38,370)	−	94,493	(90,206)
Gross profit	22,269	14,017	4,984	(26)	2,869	−	1,042	45,155
Expenses	(5,248)	(4,119)	3,561	(14)	(1,952)	(8,237)	114	(15,895)
Selling expenses	(211)	(2,667)	(1,989)	(3)	(1,556)	20	127	(6,279)
General and administrative expenses	(482)	(725)	(283)	(42)	(429)	(2,566)	(1)	(4,528)
Exploration costs	(899)	−	−	−	−	−	−	(899)
Research and development expenses	(539)	(19)	(35)	−	(1)	(292)	−	(886)
Other taxes	(100)	(113)	(679)	(13)	(37)	(2,418)	−	(3,360)
Other income and expenses, net	(3,017)	(595)	6,547	44	71	(2,981)	(12)	57
Operating income (loss)	17,021	9,898	8,545	(40)	917	(8,237)	1,156	29,260
Net finance income (expense)	−	−	−	−	−	(16,590)	−	(16,590)
Share of earnings in equity-accounted investments	151	966	175	(63)	(1)	(1)	−	1,227
Income (loss) before income taxes	17,172	10,864	8,720	(103)	916	(24,828)	1,156	13,897
Income taxes	(5,787)	(3,365)	(2,905)	13	(312)	3,951	(393)	(8,798)
Net income (loss)	11,385	7,499	5,815	(90)	604	(20,877)	763	5,099
Net income (loss) attributable to:
Shareholders of Petrobras	11,371	7,530	5,624	(90)	604	(21,037)	763	4,765
Non-controlling interests	14	(31)	191	−	−	160	−	334
	11,385	7,499	5,815	(90)	604	(20,877)	763	5,099

Consolidated Income Statement by Segment –2Q-2018

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	48,250	65,431	10,398	214	24,674	−	(64,572)	84,395
Intersegments	46,363	14,693	3,005	201	310	−	(64,572)	−
Third parties	1,887	50,738	7,393	13	24,364	−	−	84,395
Cost of sales	(27,415)	(56,246)	(7,642)	(197)	(23,301)	−	62,029	(52,772)
Gross profit	20,835	9,185	2,756	17	1,373	−	(2,543)	31,623
Expenses	(3,297)	(1,953)	(2,144)	(18)	(1,104)	(6,404)	(37)	(14,957)
Selling expenses	(72)	(1,472)	(1,847)	(2)	(805)	(527)	(23)	(4,748)
General and administrative expenses	(206)	(346)	(110)	(19)	(210)	(1,313)	(2)	(2,206)
Exploration costs	(584)	−	−	−	−	−	−	(584)
Research and development expenses	(423)	(9)	(20)	−	−	(141)	−	(593)
Other taxes	(28)	(125)	(50)	(4)	(16)	(136)	−	(359)
Other income and expenses, net	(1,984)	(1)	(117)	7	(73)	(4,287)	(12)	(6,467)
Operating income (loss)	17,538	7,232	612	(1)	269	(6,404)	(2,580)	16,666
Net finance income (expense)	−	−	−	−	−	(2,647)	−	(2,647)
Share of earnings in equity-accounted investments	12	307	15	(27)	−	3	−	310
Income (loss) before income taxes	17,550	7,539	627	(28)	269	(9,048)	(2,580)	14,329
Income taxes	(5,963)	(2,459)	(208)	1	(92)	3,206	877	(4,638)
Net income (loss)	11,587	5,080	419	(27)	177	(5,842)	(1,703)	9,691
Net income (loss) attributable to:
Shareholders of Petrobras	11,592	5,259	271	(27)	122	(5,442)	(1,703)	10,072
Non-controlling interests	(5)	(179)	148	−	55	(400)	−	(381)
	11,587	5,080	419	(27)	177	(5,842)	(1,703)	9,691

Consolidated Income Statement by Segment – 1Q-2018

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	40,708	55,329	9,198	220	23,416	−	(54,410)	74,461
Intersegments	39,014	12,123	2,757	202	314	−	(54,410)	−
Third parties	1,694	43,206	6,441	18	23,102	−	−	74,461
Cost of sales	(24,088)	(49,157)	(5,833)	(207)	(21,845)	−	53,442	(47,688)
Gross profit	16,620	6,172	3,365	13	1,571	−	(968)	26,773
Expenses	850	(2,368)	(2,574)	(21)	(1,029)	(3,781)	(35)	(8,958)
Selling expenses	(69)	(1,443)	(1,837)	(1)	(755)	4	(27)	(4,128)
General and administrative expenses	(250)	(343)	(122)	(15)	(200)	(1,212)	−	(2,142)
Exploration costs	(442)	−	−	−	−	−	−	(442)
Research and development expenses	(335)	(10)	(13)	−	(1)	(136)	−	(495)
Other taxes	(164)	(80)	(35)	(4)	(22)	(176)	−	(481)
Other income and expenses, net	2,110	(492)	(567)	(1)	(51)	(2,261)	(8)	(1,270)
Operating income (loss)	17,470	3,804	791	(8)	542	(3,781)	(1,003)	17,815
Net finance income (expense)	−	−	−	−	−	(7,246)	−	(7,246)
Share of earnings in equity-accounted investments	1	440	75	(5)	−	−	−	511
Income (loss) before income taxes	17,471	4,244	866	(13)	542	(11,027)	(1,003)	11,080
Income taxes	(5,940)	(1,293)	(269)	2	(184)	3,387	342	(3,955)
Net income (loss)	11,531	2,951	597	(11)	358	(7,640)	(661)	7,125
Net income (loss) attributable to:
Shareholders of Petrobras	11,536	3,056	481	(11)	271	(7,711)	(661)	6,961
Non-controlling interests	(5)	(105)	116	−	87	71	−	164
	11,531	2,951	597	(11)	358	(7,640)	(661)	7,125

Other Income (Expenses) by Segment – 1H-2018

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
(Losses)/gains on legal, administrative and arbitral proceedings	(257)	(231)	(427)	(1)	(167)	(1,825)	−	(2,908)
Pension and medical benefits	−	−	−	−	−	(2,702)	−	(2,702)
Gains/(losses) with Commodities Derivatives	−	−	−	−	−	(1,957)	−	(1,957)
Unscheduled stoppages and pre-operating expenses	(1,533)	(43)	(192)	−	−	(4)	−	(1,772)
Profit Share	(470)	(225)	(39)	−	−	(366)	−	(1,100)
Institutional relations and cultural projects	(1)	(4)	−	−	(39)	(241)	−	(285)
Operating expenses with thermoeletric plants	−	−	(172)	−	−	−	−	(172)
Expenses with Health, safety and environment	(56)	(27)	(2)	−	(1)	(50)	−	(136)
Provision for doubtful receivables	8	(56)	26	−	−	(58)	−	(80)
Voluntary Separation Incentive Plan - PIDV	(1)	3	−	−	(16)	2	−	(12)
Reimbursment of expenses regarding "Car Wash" operation	−	−	−	−	−	1	−	1
Ship/Take or Pay Agreements with Gas Distributors	8	30	21	−	14	5	−	78
Impairment of assets	1	183	(65)	−	−	−	−	119
Government Grants	8	7	120	6	−	−	−	141
(Expenditures)/reimbursements from operations in E&P partnerships	467	−	−	−	−	−	−	467
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects (*)	2,044	(1)	(10)	−	10	80	−	2,123
Others	(92)	(129)	56	1	75	567	(20)	458
	126	(493)	(684)	6	(124)	(6,548)	(20)	(7,737)

Other Income (Expenses) by Segment – 1H-2017

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
(Losses)/gains on legal, administrative and arbitral proceedings	(238)	(227)	(575)	(1)	(181)	59	−	(1,163)
Pension and medical benefits	−	−	−	−	−	(3,058)	−	(3,058)
Unscheduled stoppages and pre-operating expenses	(2,378)	(53)	(150)	−	−	(2)	−	(2,583)
Profit Share	(113)	(64)	(11)	−	−	(110)	−	(298)
Institutional relations and cultural projects	(1)	(3)	−	−	(58)	(242)	−	(304)
Operating expenses with thermoeletric plants	−	−	(158)	−	−	−	−	(158)
Expenses with Health, safety and environment	(15)	(6)	(5)	−	(1)	(73)	−	(100)
Provision for doubtful receivables	(1,317)	(19)	(1)	(1)	−	(25)	−	(1,363)
Voluntary Separation Incentive Plan - PIDV	87	(30)	182	−	114	316	−	669
Cumulative Translation Adjustment - CTA	−	−	−	−	−	(116)	−	(116)
Remeasurement of remaining interests at fair value	−	−	698	−	−	−	−	698
Reimbursment of expenses regarding "Car Wash" operation	−	−	−	−	−	89	−	89
Ship/Take or Pay Agreements with Gas Distributors	2	113	827	−	14	−	−	956
Impairment of assets	−	29	(236)	−	−	−	−	(207)
Government Grants	9	18	95	5	−	−	−	127
(Expenditures)/reimbursements from operations in E&P partnerships	662	−	−	−	−	−	−	662
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects*	(368)	(246)	6,257	9	32	1	−	5,685
Others	653	(107)	(376)	32	151	180	(12)	521
	(3,017)	(595)	6,547	44	71	(2,981)	(12)	57

* In 2018, primarily includes the results with divestments. In 2017, primarily includes returned areas, cancelled projects and the gain with NTS divestment.

Other Income (Expenses) by Segment – 2Q-2018

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
(Losses)/gains on legal, administrative and arbitral proceedings	(177)	(68)	(46)	(1)	(89)	(1,255)	−	(1,636)
Pension and medical benefits	−	−	−	−	−	(1,351)	−	(1,351)
Gains/(losses) with Commodities Derivatives	−	−	−	−	−	(1,252)	−	(1,252)
Unscheduled stoppages and pre-operating expenses	(881)	(24)	(90)	−	−	(2)	−	(997)
Profit share	(278)	(132)	(22)	−	−	(217)	−	(649)
Institutional relations and cultural projects	(1)	(2)	−	−	(31)	(138)	−	(172)
Operating expenses with thermoeletric plants	−	−	(90)	−	−	−	−	(90)
Health, safety and environment	(16)	(13)	(1)	−	(1)	(25)	−	(56)
Provision for assumption of debts of suppliers with subcontractors	14	(54)	22	−	−	(40)	−	(58)
Voluntary Separation Incentive Plan - PIDV	1	2	−	−	6	2	−	11
Reimbursment of expenses regarding "Car Wash" operation	−	−	−	−	−	−	−	−
Ship/Take or Pay Agreements with Gas Distributors	1	48	17	−	13	(14)	−	65
Impairment of assets	1	240	(64)	−	−	−	−	177
Government grants	5	3	52	3	−	−	−	63
(Expenditures)/reimbursements from operations in E&P partnerships	286	−	−	−	−	−	−	286
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects	(1,040)	1	(34)	−	9	(74)	−	(1,138)
Others	101	(2)	139	5	20	79	(12)	330
	(1,984)	(1)	(117)	7	(73)	(4,287)	(12)	(6,467)

Other Income (Expenses) by Segment – 1Q-2018

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL

(Losses)/gains on legal, administrative and arbitral proceedings	(80)	(163)	(381)	−	(78)	(570)	−	(1,272)
Pension and medical benefits	−	−	−	−	−	(1,351)	−	(1,351)
Gains/(losses) with Commodities Derivatives	−	−	−	−	−	(705)	−	(705)
Unscheduled stoppages and pre-operating expenses	(652)	(19)	(102)	−	−	(2)	−	(775)
Profit share	(192)	(93)	(17)	−	−	(149)	−	(451)
Institutional relations and cultural projects	−	(2)	−	−	(8)	(103)	−	(113)
Operating expenses with thermoeletric plants	−	−	(82)	−	−	−	−	(82)
Health, safety and environment	(40)	(14)	(1)	−	−	(25)	−	(80)
Provision for doubtful receivables	(6)	(2)	4	−	−	(18)	−	(22)
Voluntary Separation Incentive Plan - PIDV	(2)	1	−	−	(22)	−	−	(23)
Reimbursment of expenses regarding "Car Wash" operation	−	−	−	−	−	1	−	1
Ship/Take or Pay Agreements with Gas Distributors	7	(18)	4	−	1	19	−	13
Impairment losses/ (reversals)	−	(57)	(1)	−	−	−	−	(58)
Government Grants	3	4	68	3	−	−	−	78
(Expenditures)/reimbursements from operations in E&P partnerships	181	−	−	−	−	−	−	181
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects	3,084	(2)	24	−	1	154	−	3,261
Others	(193)	(127)	(83)	(4)	55	488	(8)	128
	2,110	(492)	(567)	(1)	(51)	(2,261)	(8)	(1,270)

Consolidated Assets by Segment – 06.30.2018

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	495,722	174,866	59,769	650	19,961	118,357	(19,043)	850,282
Current assets	15,038	47,646	5,798	209	10,016	83,938	(18,390)	144,255
Non-current assets	480,684	127,220	53,971	441	9,945	34,419	(653)	706,027
Long-term receivables	28,834	11,591	6,008	11	3,299	31,286	(499)	80,530
Investments	4,591	4,661	2,867	146	−	22	−	12,287
Property, plant and equipment	442,331	110,305	44,165	284	5,901	2,652	(154)	605,484
Operating assets	318,923	96,336	34,826	270	5,126	1,712	(154)	457,039
Assets under construction	123,408	13,969	9,339	14	775	940	−	148,445
Intangible assets	4,928	663	931	−	745	459	−	7,726

Consolidated Assets by Segment – 12.31.2017

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	478,400	168,927	61,383	626	20,246	121,554	(19,621)	831,515
Current assets	25,056	41,912	5,992	213	9,795	90,878	(17,937)	155,909
Non-current assets	453,344	127,015	55,391	413	10,451	30,676	(1,684)	675,606
Long-term receivables	25,206	11,014	7,924	12	3,553	24,772	(1,526)	70,955
Investments	4,727	4,937	2,747	108	16	19	−	12,554
Property, plant and equipment	418,421	110,488	43,767	293	6,158	5,388	(158)	584,357
Operating assets	302,308	96,652	34,999	280	5,300	4,320	(158)	443,701
Assets under construction	116,113	13,836	8,768	13	858	1,068	−	140,656
Intangible assets	4,990	576	953	−	724	497	−	7,740

Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 1H-2018

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	23,118	8,031	1,016	(38)	535	(13,482)	(2,364)	16,816
Net finance income (expense)	−	−	−	−	−	9,893	−	9,893
Income taxes	11,903	3,752	477	(3)	276	(6,593)	(1,219)	8,593
Depreciation, depletion and amortization	16,552	3,849	1,135	10	237	237	−	22,020
EBITDA	51,573	15,632	2,628	(31)	1,048	(9,945)	(3,583)	57,322
Share of earnings in equity-accounted investments	(13)	(747)	(90)	32	−	(3)	−	(821)
Impairment losses / (reversals)	(1)	(183)	65	−	−	−	−	(119)
Foreign Exchange gains or losses on material provisions for legal procedings	−	−	−	−	−	1,576	−	1,576
Gains / (losses) on disposal / write-offs of assets**	(2,044)	1	10	−	(10)	(80)	−	(2,123)
Adjusted EBITDA*	49,515	14,703	2,613	1	1,038	(8,452)	(3,583)	55,835

Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 1H-2017

	R$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	11,385	7,499	5,815	(90)	604	(20,877)	763	5,099
Net finance income (expense)	−	−	−	−	−	16,590	−	16,590
Income taxes	5,787	3,365	2,905	(13)	312	(3,951)	393	8,798
Depreciation, depletion and amortization	15,455	3,838	1,313	6	253	283	−	21,148
EBITDA	32,627	14,702	10,033	(97)	1,169	(7,955)	1,156	51,635
Share of earnings in equity-accounted investments	(151)	(966)	(175)	63	1	1	−	(1,227)
Impairment losses / (reversals)	−	(29)	236	−	−	−	−	207
Realization of cumulative translation adjustment	−	−	−	−	−	116	−	116
Gains / (losses) on disposal / write-offs of assets**	368	246	(6,955)	(9)	(32)	(1)	−	(6,383)
Adjusted EBITDA*	32,844	13,953	3,139	(43)	1,138	(7,839)	1,156	44,348

Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 2Q-2018

	R$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	11,587	5,080	419	(27)	177	(5,842)	(1,703)	9,691
Net finance income (expense)	−	−	−	−	−	2,647	−	2,647
Income taxes	5,963	2,459	208	(1)	92	(3,206)	(877)	4,638
Depreciation, depletion and amortization	8,279	1,852	587	6	118	121	−	10,963
EBITDA	25,829	9,391	1,214	(22)	387	(6,280)	(2,580)	27,939
Share of earnings in equity-accounted investments	(12)	(307)	(15)	27	−	(3)	−	(310)
Impairment losses / (reversals)	(1)	(240)	64	−	−	−	−	(177)
Foreign Exchange gains or losses on material provisions for legal procedings	−	−	−	−	−	1,477	−	1,477
Gains / (losses) on disposal / write-offs of assets**	1,040	(1)	34	−	(9)	74	−	1,138
Adjusted EBITDA*	26,856	8,843	1,297	5	378	(4,732)	(2,580)	30,067

Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 1Q-2018

	R$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	11,531	2,951	597	(11)	358	(7,640)	(661)	7,125
Net finance income (expense)	−	−	−	−	−	7,246	−	7,246
Income taxes	5,940	1,293	269	(2)	184	(3,387)	(342)	3,955
Depreciation, depletion and amortization	8,273	1,997	548	4	119	116	−	11,057
EBITDA	25,744	6,241	1,414	(9)	661	(3,665)	(1,003)	29,383
Share of earnings in equity-accounted investments	(1)	(440)	(75)	5	−	−	−	(511)
Impairment losses / (reversals)	−	57	1	−	−	−	−	58
Foreign Exchange gains or losses on material provisions for legal procedings	−	−	−	−	−	99	−	99
Gains / (losses) on disposal / write-offs of assets**	(3,084)	2	(24)	−	(1)	(154)	−	(3,261)
Adjusted EBITDA*	22,659	5,860	1,316	(4)	660	(3,720)	(1,003)	25,768

* See definitions of Adjusted EBITDA in glossary.

** In 2018, it primarily includes the results with divestments. In 2017, it primarily includes returned areas, canceled projects and the gain with NTS divestment.

Glossary

ACL – Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR – Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted cash and cash equivalents – Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA – Net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment, cumulative translation adjustment, foreign exchange gains and losses resulting from provisions for legal proceedings denominated in foreign currencies and gains/losses on disposal/write-offs of assets. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our profitability. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our performance.

Adjusted EBITDA Margin – Adjusted EBITDA divided by sales revenues.

ANP – Brazilian National Petroleum, Natural Gas and Biofuels Agency.

Basic and diluted earnings (losses) per share - calculated based on the weighted average number of shares.

Consolidated Structured Entities – Entities that have been designated so that voting or similar rights are not the determining factor that decides who controls the entity. Petrobras has no share of earnings in investments in certain structured entities that are consolidated in the financial statements, but the control is determined by the power it has over its relevant operating activities. As there are no interests, the result came from certain consolidated structured entities is attributable to non-controlling interests in the income statement, and it is not considered on net income attributable to shareholders of Petrobras.

CTA – Cumulative translation adjustment – The exchange variation cumulative amount that is recognized on Shareholders’ Equity should be transferred to the Statement of Income at the moment of the investment disposal.

Domestic crude oil sales price – Average of the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

Domestic natural gas production – Natural gas production in Brazil less LNG plus gas reinjection.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the period, having its total effects only in the next period

Feedstock processed (excluding NGL) – Daily volume of crude oil processed in the Company´s refineries in Brazil and is factored into the calculation of the Refining Plants Utilization Factor.

Feedstock processed – Brazil – Daily volume of crude oil and NGL processed.

Free cash flow - Net cash provided by operating activities less capital expenditures and investments in investees. Free cash flow is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Gross Margin – Gross profit over sales revenues.

Jet fuel – Aviation fuel.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the International Standards - IFRS and it is possible that it may not be comparable to similar measures reported by other companies,. however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost – Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LNG – Liquified natural gas.

LPG – Liquified crude oil gas.

LTM Adjusted EBITDA – sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA. LTM Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our liquidity.

LTM OCF – Sum of last 12 months (Last Twelve Months) of OCF and represents the most directly comparable measure in relation to the LTM Adjusted EBITDA.

Net debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the International Standards – IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment – Company’s segment results. Petrobras is an integrated energy company and most of the crude oil and natural gas production from the Exploration & Production segment is transferred to other business segments of the Company. Our results by business segment include transactions carried out with third parties, transactions between companies of Petrobras’s Group and transfers between Petrobras’s business segments that are calculated using internal prices defined through methodologies based on market parameters. On April 28, 2016, the Extraordinary General Meeting approved the statutory adjustments according to the new organizational structure of the company and its new management and governance model, to align the organization to the new reality of the oil and gas sector and prioritize profitability and capital discipline.  On June 30th, 2018, the presentation related to the business segment information reflects management’s assessment related to the performance and the business resources allocation.

Net Margin – Net income (loss) over sales revenues.

NGL – Natural gas liquids.

OCF – Net Cash provided by (used in) operating activities (operating cash flow).

Operating indicators – indicators used for businesses management and are not reviewed by independent auditor.

Operating Margin – operating income (loss) over sales revenues.

PLD (differences settlement price) – Electricity price in the spot market. Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Reference feedstock or installed capacity of primary processing – Maximum sustainable feedstock processing reached at the distillation units at the end of each period, respecting the project limits of equipment and the safety, environment and product quality requirements. It is lower than the authorized capacity set by ANP (including temporary authorizations) and by environmental protection agencies.

Refining plants utilization factor (%) – Feedstock processed (excluding NGL) divided by the reference feedstock.

Total feedstock processed – Volume of crude oil processed abrod in destilation units in the refineries, plus the volume of intermediate products acuired from third parties and used as cargo in other refining units.

Total Capital Expenditures and Investments – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E and intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

Total liabilities net – Total liability less adjusted cash and cash equivalents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Rafael Salvador Grisolia

______________________________

Rafael Salvador Grisolia

Chief Financial Officer and Investor Relations Officer